EXHIBIT 99.1

POET Technologies Reports Second Quarter 2019 Financial Results

SAN JOSE, Calif., Aug. 28, 2019 (GLOBE NEWSWIRE) -- POET Technologies Inc. (“POET” or the “Company”) (OTCQX: POETF; TSX Venture: PTK), a designer, developer and manufacturer of optoelectronic devices, including light sources, passive wave guides, and Photonic Integrated Circuits (PICs) for the data- and tele-communication markets, today reported its unaudited consolidated financial results for the three and six months ended June 30, 2019. The Company’s financial results as well as the Management Discussion and Analysis for the periods have been filed on SEDAR.

Due to the impending sale of its wholly owned subsidiary, DenseLight Semiconductor Pte Ltd (“DenseLight”), the Company is required to report the activities of DenseLight as a discontinued operation with effect from January 1, 2019. The Financial Statements filed today reflect this classification.  The Company intends to continue to operate as a single integrated entity until the sale is completed, which is expected to close on or before October 31, 2019.  For comparative purposes, all financial data below represent the combined results from both continuing and discontinued operations and is presented on a proforma, non-IFRS basis in the table at the bottom of this press release.  The required IFRS presentation of the Company’s Financial Statements can be found in its recent filings on SEDAR.

Second Quarter and Recent Highlights:

  Revenue, including contribution from discontinued operations, decreased to US$1.4 million in Q2 2019 from US$1.8 million in Q1 2019, however, revenue year-to-date increased by 129%, from US$1.4 million in 2018 to US$3.2 million in 2019;
  Gross margin, including contribution from discontinued operations, contracted to 70% in Q2 2019 from 80% in Q1 2019 while year-to-date gross margin increased to 76% in 2019 from 59% in 2018;
  The third and fourth tranches of Convertible Debenture private placements were closed for gross proceeds year of US$1.1 (C$1.4) million, bringing the total capital raised year-to-date through the Convertible Debentures to approximately US$3.6 (C$4.8) million;
  Signed definitive agreement for the sale of DenseLight (the “Share Sale Agreement” or “SSA”) on August 20, 2019.
  Scheduled Annual and Special Meeting of the Shareholders for September 20, 2019 in Toronto.
  The closing of the sale of DenseLight is expected to occur on or before October 31, 2019 and is subject to certain conditions that are outlined in the SSA, including the approval of POET’s shareholders.

Financial Summary

For the second quarter of 2019, revenue, including contribution from discontinued operations, was US$1.4 million, compared with US$1.8 million in the first quarter of 2019 and US$0.8 million in the second quarter of 2018. The sequential decrease in second quarter revenue primarily reflected a change in revenue recognition for the second phase of non-recurring engineering (NRE) revenue due to the lengthening of the project duration for a major customer. As a result, during the second phase of the project, revenue in the second quarter is lower and this change in revenue recognition will continue for this project into the third quarter. Gross margin for the second quarter of 2019 contracted to 70% from 80% in the preceding quarter but expanded compared with the 57% recorded in the same quarter last year.

Net loss in the second quarter of 2019 was (US$3.8) million, or ($0.01) per share, compared with a net loss of (US$2.7) million, or ($0.01) per share, in the first quarter of 2019 and a net loss of (US$4.6) million, or ($0.02) per share, in the second quarter of 2018. The net loss in the second quarter of 2019 included non-cash stock-based compensation of US$0.8 million, non-cash depreciation and amortization of US$35,000, compared with non-cash stock-based compensation and non-cash depreciation and amortization of US$0.8 million and US$48,000, respectively, in the preceding quarter.  Non-cash stock-based compensation and depreciation and amortization were US$1.1 million and US$0.7 million, respectively, in the second quarter of 2018.  The reduction of depreciation and amortization expense in the current quarter is a result of the classification of the DenseLight subsidiary as discontinued operations, for which depreciation and amortization expense is not recognized.

During the second quarter of 2019, the Company had non-cash debt related finance costs of $164,000.  There were no debt related finance costs in the first quarter of 2019 or the second quarter of 2018. Second quarter 2019 interest expense paid on funds borrowed amounted to $137,000. No interest was paid in the first quarter of 2019 or second quarter of 2018.

On a non-IFRS basis, cash operating loss in the second quarter of 2019 was (US$2.8) million compared to (US$1.8) million in the prior quarter and (US$2.9) million during the same quarter in 2018.

Until the time of the sale of DenseLight is closed, the Company intends to continue reporting revenues within the DenseLight operation since the bulk of its R&D, production and sales activities are conducted there.  The operation of the Company as a single integrated unit also ensures that DenseLight’s activities will continue to be directed by POET toward the completion of remaining developments connected to the Optical Interposer.  Following the closing, DenseLight is expected to remain a development resource, key supplier and strategic partner in the expansion of applications and product sales for POET.  POET intends to remain focused throughout the sale process on gaining customer interest, NRE support, successful qualification and product sales to customers for POET Optical Interposer-based solutions.

Subsequent to the end of the second quarter, the Company closed a fourth tranche private placement of the Convertible Debenture for gross proceeds of US$416,666 (C$550,000). The Company paid US$21,731 (C$28,685) in brokerage and other fees related to this closing. Proceeds from this tranche of Convertible Debentures are expected to be used to fund operations pending the completion of the sale of its DenseLight subsidiary. Should the Company continue to solicit interest from potential subscribers for additional tranches of Convertible Debentures, those offerings will be subject to the approval of the TSX Venture Exchange. For a complete description of the terms of the Convertible Debentures, refer to the Company’s press release on April 1, 2019.

The securities referred to in this news release have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any applicable securities laws of any state of the United States, and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act) or persons in the United States unless registered under the U.S. Securities Act and any other applicable securities laws of the United States or an exemption from such registration requirements is available. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of these securities within any jurisdiction, including the United States.

Non-IFRS Financial Performance Measures
Certain financial information presented in this press release is not prescribed by IFRS.  These non-IFRS financial performance measures are included because management has used the information to analyze the business performance and financial position of POET and the proposed sale of its DenseLight subsidiary. These non-IFRS financial measures are intended to provide additional information only and do not have any standardized meaning under IFRS and may not be comparable to similar measures presented by other companies. These non-IFRS financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

In order to provide the combined business performance and financial position of the proposed sale of DenseLight, certain non-IFRS financial performance measures have been combined to show an aggregate number. Such pro forma combined numbers are illustrative only and actual figures may vary materially.

POET TECHNOLOGIES INC. AND SUBSIDIARIES
PROFORMA – NON-IFRS PRESENTATION OF THE
COMBINED RESULTS OF CONTINUING AND DISCONTINUED OPERATIONS
(AMOUNTS ARE IN US DOLLARS)

For the Quarter ending:	30-Jun-19	31-Mar-19	31-Dec-18	30-Sep-18	30-Jun-18

Sales	(1,358,473)	(1,832,241)	(1,555,714)	(907,044)	(752,198)
Cost of sales	410,447	362,977	509,164	378,688	319,939
Research and development	2,223,298	1,885,906	2,531,564	2,087,146	1,899,564
Depreciation and amortization	34,798	48,216	666,272	640,517	659,820
Professional fees	194,031	183,163	275,267	105,758	188,560
Wages and benefits	657,239	605,831	608,197	617,334	620,696
Management and consulting fees	30,834	31,033	31,242	41,638	32,104
Stock-based compensation	766,503	832,433	1,017,127	1,149,095	1,063,773
General expenses and rent	487,124	631,023	512,771	718,095	500,016
Debt issuance cost	101,901	-	-	-	-
Impairment and other loss	-	-	(22,058)	178,775	-
Interest expense	223,755	13,384	-	-	-
Other (income), including interest	(1,579)	(80,183)	(903,656)	3,757	155,218
Taxes	-	-	(74,485)	(74,485)	(74,485)
Net loss	3,779,878	2,682,542	3,595,691	4,939,274	4,613,007

Net loss per share	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)

About POET Technologies Inc.
POET Technologies is a developer and manufacturer of optical light source products for the sensing and data communications markets. Integration of optics and electronics is fundamental to increasing functional scaling and lowering the cost of current photonic solutions. POET believes that its approach to hybrid integration of devices, utilizing a novel dielectric platform and proven advanced wafer-level packaging techniques, enables substantial improvements in device cost, efficiency and performance. Optical engines based on this integrated approach have applications ranging from data centers to consumer products. POET is headquartered in Toronto, with operations in Ottawa, Silicon Valley, the United Kingdom, and Singapore. More information may be obtained at www.poet-technologies.com.

Shareholder Contact: Shelton Group Brett L. Perry sheltonir@sheltongroup.com	Company Contact: Thomas R. Mika, EVP & CFO tm@poet-technologies.com

This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the expected results of its operations, meeting revenue targets, completing the sale transaction of DenseLight, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, financing activities, sale of its DenseLight subsidiary, future growth, plans for and completion of projects by the Company’s third-party consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures. Actual results could differ materially due to a number of factors, including, without limitation, operational risks in the completion of the Company’s anticipated projects, delays or changes in plans with respect to the development of the Company’s anticipated projects by the Company’s third-party relationships, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, and the ability to raise additional capital. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.
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